EXHIBIT 2

                       [ANAREN MICROWAVE, INC. LETTERHEAD]

March 4, 2002

CERTIFIED MAIL
RETURN RECEIPT REQUESTED
------------------------

Mr. Tamer Husseini
President and Chief Executive Officer
Celeritek, Inc.
3236 Scott Blvd.
Santa Clara, CA 95054

Dear Tamer,

Anaren's Board of Directors has authorized me to express our continuing interest in acquiring Celeritek. I believe that our technologies and cultures are very complimentary and that together we have the potential to be a leading global supplier of microwave technology. I also believe that a transaction would be beneficial to both Celeritek's and Anaren's shareholders, customers and employees.

In the wireless market, Anaren has been quite successful in building strong technically based relationships with all of the leading infrastructure OEMs. In addition to our passive components for high power applications, we have introduced miniaturized low power passive and multi-function modules for receive and control applications. In addition, we are currently implementing Low Temperature Co-fired Ceramic (LTCC) technology to enhance our ability to participate in module level solutions for active functions. Our extensive passive design expertise and design libraries, coupled with our experience and knowledge of active device performance, positions Anaren uniquely to address module level solutions. We believe very strongly that we could not only assist Celeritek in further penetrating the wireless infrastructure market, but also jointly develop module level solutions using Anaren's multi-layer PTFE and ceramic technologies and Celeritek's active devices. In fact, we are currently developing a balanced LNA that is representative of the potential products an Anaren/Celeritek partnership could produce.

To more aggressively penetrate the wireless market, we have established a direct field sales organization with a strong microwave engineering background that could readily assimilate Celeritek's technology. We now have direct sales engineers located in the U.K., China, California and Philadelphia. We have also been very successful in developing an excellent staff of microwave design engineers and could readily establish a design center for GaAs products in Syracuse. In addition to having a 20 year relationship with leading microwave engineering universities in Scandinavia, we have also been instrumental in establishing a microwave engineering program at Syracuse University. This continuing flow of new engineering talent

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Mr. Tamer Husseini
March 4, 2002
Page 2

coupled with our excellent retention rate in Syracuse has enabled us to develop a world-class microwave engineering organization.

On the Defense side, as you know Anaren and Celeritek participate on many of the same defense programs. As a result, we could easily reduce our business development costs and leverage our joint technology advantage to improve overall profitability and increase our market share. In addition, over the last seven years we have successfully developed a strong Space business and could assist Celeritek in penetrating that market if it makes strategic sense. We have found the Space business to be very complimentary to our Defense business as well as an excellent source of technology development. Celeritek's technology would also allow us to move up the food chain to complete active array antennas for space, defense, and commercial applications.

Finally, Anaren is currently developing miniaturized passive components targeting subscriber applications. Again, these products are very complimentary to those marketed by Celeritek and together we could offer both the business stature and broad product portfolio that is required to compete in today's subscriber market.

I could go on at length on what I believe are true synergies and opportunities for an Anaren/Celeritek partnership. Although I am mindful that far more acquisitions fail than succeed, Anaren has made several acquisitions over the last couple of years that are representative of the potential for success. Specifically, since acquiring RF Power two years ago, we have totally consolidated sales, advertising, order taking, and more importantly we have infused design engineering talent and capital. The result is that RF Power is now the leading termination supplier at both Ericsson and Nokia and has also obtained significant design wins at Lucent and Motorola. Prior to our acquisition, RF Power had no penetration with any of these OEMs. In August, 2001, we acquired Amitron Inc., a Massachusetts based thick film ceramic substrate manufacturer. Subsequent to the acquisition, we established a design center for ceramic components in Syracuse and are investing to implement LTCC manufacturing capability at Amitron. We are also scheduled to introduce our first ceramic component for wireless subscriber applications in June, just nine months after acquiring Amitron. Eighteen months ago we acquired Ocean Microwave, and this month we are introducing our new "Xinger(R) Circulator" which combines Ocean's circulator design technology with Anaren's Xinger(R) modeling and packaging. The result is a revolutionary innovation that leapfrogs 30 plus years of isolator/circulator product evolution. Equally important, all members of the acquired companies' key management teams are still employed and have integrated exceptionally well into our organization.

In summary, I believe that we can significantly add value for the shareholders of both companies. I also believe that we can accomplish far more together than we can independently, and that Anaren offers the best partner for Celeritek. I am also confident that we can structure an appropriate compensation package for you that would be financially rewarding and allow you to share in the growth of the merged entity.

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After reviewing this letter, I would ask that you contact me to arrange a mutually convenient time to meet to discuss Anaren's sincere interest in acquiring Celeritek. Given the current dynamics of the wireless market, I would hope that we could meet within the next couple of weeks, schedules permitting, to outline the potential structure of a merger transaction. Tamer, I look forward to working with you and your key management team to make this transaction a success.

Very truly yours,

Anaren Microwave, Inc.

/s/ Lawrence A. Sala
--------------------
Lawrence A. Sala
President & CEO

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